FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 2008

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

Royal Dutch Shell plc:

Update on Oil Sands segment

08/01/2008

In the second quarter of 2007, Royal Dutch Shell plc (Shell) announced that as from the fourth quarter 2007 the Oil Sands operations in Canada will be disclosed separately from the Exploration & Production segment in the quarterly results announcements. The Canadian in-situ activities will continue to be reported under the Exploration & Production segment.

Until the third quarter of 2007 the Oil Sands financial results were included in the Exploration & Production segment of Shell’s financial statements.

The Oil Sands segment includes Canadian bitumen mining activities at the Muskeg River Mine, processing and transportation of bitumen to Scotford, and the upgrading activities at Scotford to produce synthetic crude and other by-products. A process overview is presented in appendix 1.

Appendices 2 and 3 are an overview of the unaudited IFRS financial and operational data of the new Oil Sands segment and the restated Exploration & Production segment, covering the past 3 years up to the third quarter 2007.

    Investor Relations

    The Hague/London

    Royal Dutch Shell plc

    Investor Relations

    PO Box 162

    2501 AN, The Hague

    The Netherlands

    Tel: +31 (0)70 377 4540

    Fax: +31 (0)70 377 3115

    e-mail: ir-hague@shell.com

    website: www.shell.com/investor

Investor Relations

New York

Shell Oil Company

Investor Relations

630 Fifth Avenue

Suite 3166, New York

NY 10111

USA

Tel: +1 212 218 3113

Fax: +1 212 218 3114

e-mail: ir-newyork@shell.com

website: www.shell.com/investor

Disclaimer statement

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “oil in place” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No, 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

Appendix 2 - Oil Sands segment information

OIL SANDS unaudited	2007				2006					2005				
	Q1	Q2	Q3	Q3 YTD	Q1	Q2	Q3	Q4	Full Yr	Q1	Q2	Q3	Q4	Full Yr
Segment earnings (in $ million)														
World outside USA	115	202	183	500	75	177	225	174	651	90	215	179	177	661
USA	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	115	202	183	500	75	177	225	174	651	90	215	179	177	661
Realised Oil Prices (in $/bbl)														
World outside USA	51.02	59.94	69.31	59.67	53.03	54.20	62.98	47.03	53.93	41.09	44.28	56.50	47.85	47.67
USA	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Global	51.02	59.94	69.31	59.67	53.03	54.20	62.98	47.03	53.93	41.09	44.28	56.50	47.85	47.67
Oil Sands sales volumes														
Oil sales (in thousand bbls/day) [1]	142	141	121	134	135	85	141	171	133	118	150	139	165	143
Production														
Crude oil production (in thousand bbls/day)	96	91	82	90	77	46	98	106	82	78	98	98	106	95
Capital expenditure (in $ million)														
World outside USA	368	421	493	1,282	121	238	183	323	865	37	13	90	134	274
USA	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	368	421	493	1,282	121	238	183	323	865	37	13	90	134	274
Capital investment (in $ million)	368	421	493	1,282	121	238	183	323	865	37	13	90	134	274
Segment earnings (in $ million)	115	202	183	500	75	177	225	174	651	90	215	179	177	661
of which:														
Exploration	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation	40	42	42	124	38	22	59	53	172	46	40	45	48	179
Share of profit of equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash flow from operations	486	421	405	1,312	437	258	225	353	1,273	7	175	162	326	670
Less: net working capital movements and taxation paid/accrued	396	158	121	675	322	123	26-	135	554	216-	159-	188-	29	534-
Cash from operations excluding net working capital movements and taxation paid/accrued	90	263	284	637	115	135	251	218	719	223	334	350	297	1,204
Capital employed (in $ million)	3,176	3,672	4,283	4,283	2,582	2,852	3,019	3,048	3,048	2,604	2,696	2,668	2,810	2,810

[1] Oil Sands sales volumes include synthetic crude and other products, third party and intersegment sales

Appendix 3—Exploration & Production (excl. Oil Sands) segment information

EXPLORATION & PRODUCTION 2007 2006 2005

unaudited Q1 Q2 Q3 Q3 YTD Q1 Q2 Q3 Q4 Full Yr Q1 Q2 Q3 Q4 Full Yr

Segment earnings (in $ million)

World outside USA 2,541 2,183 2,467 7,191 2,720 2,837 2,425 2,833 10,815 1,920 1,429 3,872 2,659 9,880 USA 852 916 860 2,628 948 985 1,093 703 3,729 945 1,101 926 725 3,697 Total 3,393 3,099 3,327 9,819 3,668 3,822 3,518 3,536 14,544 2,865 2,530 4,798 3,384 13,577

Realised Oil Prices (in $/bbl)

World outside USA 55.27 64.88 70.88 63.68 58.06 64.72 65.87 55.82 60.99 44.11 48.60 56.94 53.26 50.84 USA 51.91 61.06 70.34 60.72 55.16 63.63 62.57 52.94 58.53 43.78 47.08 56.24 53.10 48.94 Global 54.73 64.27 70.81 63.23 57.71 64.57 65.32 55.37 60.64 44.06 48.36 56.87 53.24 50.59

Realised Gas Prices (in $/bbl)

Europe 7.84 5.95 6.69 6.86 7.08 6.54 6.43 7.63 6.94 5.12 4.61 4.24 5.73 4.99 World outside USA 4.71 4.01 4.07 4.27 4.76 4.18 4.05 4.59 4.41 3.65 3.48 3.70 4.47 3.84 USA 7.20 7.78 6.53 7.16 9.56 7.36 7.31 6.87 7.74 6.83 7.31 8.35 12.40 8.43 Global 5.21 4.74 4.57 4.84 5.64 4.82 4.77 5.06 5.08 4.33 4.39 4.59 5.78 4.77

Production

Crude oil production (in thousand bbls/day) 1,865 1,817 1,792 1,824 1,889 1,851 1,956 2,095 1,948 2,066 2,070 1,979 1,880 1,998 Natural gas production (million scf/d) 1 8,981 7,367 7,329 7,886 10,324 7,865 6,942 8,377 8,368 9,875 7,875 6,551 8,784 8,263 Barrels of oil equivalent 2 3,413 3,087 3,055 3,183 3,669 3,207 3,153 3,539 3,391 3,769 3,428 3,109 3,394 3,423

Capital expenditure (in $ million)

World outside USA 2,872 2,281 2,463 7,616 2,379 4,857 3,242 3,289 13,767 1,845 2,191 2,186 3,137 9,359 USA 587 774 721 2,082 312 481 519 694 2,006 230 227 318 450 1,225 Total 3,459 3,055 3,184 9,698 2,691 5,338 3,761 3,983 15,773 2,075 2,418 2,504 3,587 10,584

Capital investment (in $ million) 3,892 3,463 3,934 11,289 3,046 5,585 4,031 4,417 17,079 2,318 2,695 2,749 4,010 11,772

Segment earnings (in $ million) 3,393 3,099 3,327 9,819 3,668 3,822 3,518 3,536 14,544 2,865 2,530 4,798 3,384 13,577 of which: Exploration 272 450 608 1,330 281 250 401 630 1,562 261 248 274 503 1,286 Depreciation 2,288 2,311 1,891 6,490 1,869 2,231 2,332 2,240 8,672 2,187 2,216 1,837 1,733 7,973 Share of profit of equity accounted investments 913 659 733 2,305 977 720 574 804 3,075 719 454 2,220 719 4,112

Cash flow from operations 6,110 7,031 6,072 19,213 6,325 5,617 6,849 3,165 21,956 4,724 5,271 6,148 3,659 19,802 Less: net working capital movements and taxation 551 1,579 853 2,983 811 957- 142 3,194- 3,198- 509 1,026 856 1,380- 1,011 paid/accrued Cash from operations excluding net working capital 5,559 5,452 5,219 16,230 5,514 6,574 6,707 6,359 25,154 4,215 4,245 5,292 5,039 18,791 movements and taxation paid/accrued

Capital employed (in $ million) 52,088 42,207 44,419 44,419 40,760 44,180 44,765 50,405 50,405 37,477 36,688 36,590 39,826 39,826

1) scf/d= standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre

2) Natural gas converted to oil equivalent at 5.8 milion scf/d = thousand boe/d

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary
Date: January 8, 2008